NEWS RELEASE

     Neil McGlone
     Michael A. Burns & Associates
     +1-214-521-8596
     nmcglone@mbapr.com


 New Release of Retalix DemandAnalytX Makes Demand Forecasting and Order
               Optimization Easier and Faster

        DAX 6.0 Incorporates Enhancements for Promotions and Perishables

     Ra'anana, Israel - May 1, 2008 - Retalix(R) (NASDAQ: RTLX) a global provider of software solutions for retailers and distributors, today announced the immediate availability of Retalix DemandAnalytX release 6.0., which makes the implementation of demand forecasting and order optimization easier and faster.

     Retalix DemandAnalytX (DAX) is a browser-based, demand forecasting and computer-generated ordering (CGO) solution that enables retailers and distributors to optimize inventory levels, increase product availability and reduce spoilage. The software application uses unique algorithms to interpret POS sales and inventory data, forecast store-level demand and optimize replenishment orders, for both convenience store and supermarket formats.

     The new Retalix DemandAnalytX release 6.0 handles more complex promotions and vendor deals, and better handling of perishable, short shelf-life items. A new set of administrative tools enables faster software implementation with considerably less effort.

     "DAX 6.0 was installed and up and running on time and at our projected budget," said Gayle Crouch, Director of Information Systems for 7-Eleven Stores, an operator of over 100 convenience stores in central Oklahoma. "We are seeing very positive results and anticipate even more as we finish the rollout."

     Up to 80 Percent Reductions of Out-Of-Stock

     Retailers using Retalix DemandAnalytX have reported out-of-stock reductions of up to 80 percent, decreased inventory levels of up to 40 percent and spoilage of perishable products down by as much as 55 percent. These powerful results are the outcome of sophisticated algorithms developed specifically for the food retail business, and a holistic solution that manages all aspects of the ordering process -- analytical, operational and reporting.

     "The release of Retalix DemandAnalytX 6.0 brings `out of the box' interoperability that makes it easier and faster to implement and to drive returns from the technology investment. With the new version of DAX, our team achieved quick implementations in record time at customer sites, getting the users ready to rollout with significantly less effort on the IT side," said Gil Roth, executive vice president of Supply Chain Products, Retalix. "More than one thousand supermarkets and convenience stores in North America are already using DAX, integrated with back-office, headquarters or supply chain solutions, either from Retalix or legacy systems."

         About Retalix

         Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

         Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

         Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                    # # # # #